SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq.	William M. Kelly, Esq.
Skadden Arps Slate Meagher & Flom LLP	Davis Polk & Wardwell
525 University Ave, Suite 1100	1600 El Camino Real
Palo Alto, CA 94301	Menlo Park, CA 94025
(650) 470-4500	(650) 752-2000
☑  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

FINAL TRANSCRIPT
ORCL — Oracle Buys Enterprise Performance Management Leader
Hyperion
Event Date/Time: Mar. 01. 2007 / 8:30AM ET

www.streetevents.com	Contact Us	1

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
CORPORATE PARTICIPANTS
Krista Bessinger
Oracle Corporation — VP — IR
Charles Phillips
Oracle Corporation — President
Safra Catz
Oracle Corporation — President, CEO
Godfrey Sullivan
Hyperion Solutions Corporation — President, CEO
CONFERENCE CALL PARTICIPANTS
Aron Schwartz
JPMorgan Chase & Co. — Analyst
Peter Kuper
Morgan Stanley — Analyst
Heather Bellini
UBS — Analyst
Jason Maynard
Credit Suisse — Analyst
Brent Thill
Citigroup — Analyst
Steve Ashley
Robert W. Baird & Co. — Analyst
John DiFucci
Bear Stearns & Co. — Analyst
Kirk Materne
Banc of America Securities LLC — Analyst
Kash Rangan
Merrill Lynch — Analyst
PRESENTATION
Operator
Good day everyone, and welcome to today’s Oracle Corporation Conference Call. Today’s conference is being recorded. At this time, I’d like to turn the call over the Vice President of Investor Relations for Oracle, Krista Bessinger. Please go ahead.
Krista Bessinger - Oracle Corporation — VP — IR
Thank you, operator. Hello everyone, and thank you for joining our call this morning to discuss Oracle’s acquisition of Hyperion Solutions. This is Krista Bessinger, Vice President of Investor Relations. And with me on the call today are Oracle President, Charles Phillips, President and Chief Financial Officer, Safra Catz, and Hyperion’s President and CEO, Godfrey Sullivan.
Before we begin, I’d like to remind everyone that the purpose of today’s call is to discuss the proposed acquisition of Hyperion. And given the timing and the fact that we just officially closed Q3 a few hours ago, we’ll not be able to comment on Q3 during

www.streetevents.com	Contact Us	1

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
today’s call. We do, however, look forward to reporting our final results later this month, and our earnings date has been set for Tuesday, March 20th.
So with that, let me quickly cover the Safe Harbor statement. Today’s discussion may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially.
You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this presentation. And please keep in mind that we’re not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events.
Throughout today’s discussion, we’ll attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent Form 10-K and Form 10-Q for a more complete discussion of these factors and other risks that may affect our future results or the marketplace of our stock.
With that, I’d like to turn the call over to Charles Phillips.
Charles Phillips - Oracle Corporation — President
Thanks Krista, and good morning. This morning, we’re announcing the acquisition of Hyperion. The acquisition of Hyperion is a strategically important acquisition and a continuation of a very successful plan to create the most comprehensive and open enterprise software stack in the industry.
Normally, we buy category leaders. This is no exception. Hyperion is the category leader in performance management with over 12,000 customers worldwide, including 91 of the Fortune 100. This combination extends our business intelligence strategy launched a year ago when we introduced Oracle Business Intelligence. That’s been one of our highest growth product lines. Today, Oracle Business Intelligence is being used by over 60% of the Fortune 100.
The acquisition of Hyperion furthers the successful BI strategy and complements our own product strengths. So, the way to think of this is there are five major product categories related to business intelligence. There’s the BI server, or foundation as we call it, and that’s for base services such as data access, integration and security and presentation services and other BI tools for things like reporting and publishing and alerting and building dashboards.
There is the database or Oracle OLAP engine, and that’s where the data is stored in tables or in analytical dimensions. There are analytic applications for operational things like supply chain, sales, order management and financial analytic applications. And then, there’s the base transaction systems which is where the data is created, ERP and CRM, etcetera.
For the first time in the history of our industry, one company is strong in all five categories. We now have the most comprehensive business intelligence product line. There are many products from my competitors such as Cognos and Business Objects, that tend to focus on either BI tools or for BI foundation with key analytic applications or no database and no transactional systems.
With Hyperion, we will be adding a leading enterprise planning system, a high growth leading financial consolidation solution, a powerful OLAP engine, and we pick up a global field organization with over 1,900 sales and consulting professionals dedicated to business intelligence.
Hyperion sells very strategic analytic applications, which are critical to the CFO’s office. The components and applications for example, aggregates data from all subsidiary accounting systems for financial reporting. This is the system of record for financial reporting and regulatory filings for most of the Fortune 500. They also have [inaudible] budgeting applications, which become the core systems executives use to run the business every day. They have a strong reputation with CFOs and a well-known

www.streetevents.com	Contact Us	2

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
brand name, a very large cadre of domain experts around financial processes, and that’ll allow us to piggyback other CFO-focused applications like compliance and governance applications into that sales force.
This acquisition’s also helped us extend our surround SAP strategy. Thousands of SAP customers close their books and manage their chart of accounts and organization structure with the Hyperion products. This is the product managers use to interface with their financial systems, and this is where they make changes such as moving one business unit under another for reporting purposes. So, this is consistent with our other surround SAP products, all category leaders.
A few examples, Siebel CRM, PeopleSoft HR, G-Log for transportation management, Demantra for demand planning. We continue with the verticals of course, Oracle Retail, Oracle Communications, Oracle Utilities and I-Flex Banking. And then on the infrastructure side, Oracle Fusion Middleware, we have more SAP customers using our Middleware than use NetWeaver. And of course, most SAP customers use the Oracle database.
So [similarly], we are achieving critical mass in SAP accounts. SAP customers are increasingly comfortable with a co-existent strategy with both SAP and Oracle applications in their environments, both running on Oracle technology. Needless to say, this strategy means that Hyperion products will remain open and standard to consolidate on multiple accounting systems including SAP and of course, all of the Oracle financial applications.
We also have 15,000 partners who will be pleased to add this product to their Oracle portfolio. The vast majority of Cognos and BOBJ partners are also Oracle partners, and now they can consolidate around a single vendor. Both Hyperion and Oracle customers would immediately benefit since the Hyperion and Oracle products are already integrated and together will represent the industry’s most complete and best-in-class BI product lines. We have many joint successful deployments together including Alcoa, BT, Cisco Systems, IBM, Wells Fargo and the Bank of America.
So with that, I will turn it over to Godfrey Sullivan, CEO of Hyperion.
Godfrey Sullivan - Hyperion Solutions Corporation — President, CEO
Thank you Charles, good morning everyone. We at Hyperion are very excited about this news. We believe now is the right time to combine with a strategic partner like Oracle, especially given converging requirements for performance management and business intelligence and the critical need for managers across the enterprise to better align their operational decisions with strategy. We believe Oracle will help us accelerate our strategy of providing performance management systems to help business executives and employees at all levels better manage their business.
Hyperion’s domain expertise and financial and performance management has created the leading performance management system in the industry. Our solutions have been successfully deployed by thousands of customers and adopted by the largest companies in the world, 352 of the top — of the Global 500, ten of the top ten banks, ten of the top ten Telcos, seven of the top ten industrial manufacturing companies.
We believe this combination with Oracle provides the most compelling performance management and BI solution for customers and partners in the industry. Oracle’s expertise in BI tools, operational analytics and data management, combined with Hyperion’s expertise in financial planning, consolidation and multi-source OLAP, provides a best-of-breed solution for customers. Moreover, access to Oracle’s global sales channels, extensive partner network and more than 275,000 customers will help accelerate the adoption of Hyperion products across the leading companies in the world.
With Oracle’s R&D budget, world-class support organization, and commitment to its business intelligence strategy, we’re confident that our customers will see their investment protected and extended by Oracle. In terms of our shareholders, we believe the purchase by Oracle makes the most strategic sense for our business, and that Oracle represents the best partner to help us win in the marketplace and deliver the first integrated, end-to-end, enterprise performance management system.

www.streetevents.com	Contact Us	3

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
So, thank you again. Let me — I’ll turn the call over to Safra. Good morning, Safra.
Safra Catz - Oracle Corporation — President, CEO
Good morning, thanks Godfrey. Good morning, everyone. I’m going to start with a few highlights, basically refresh your — refresh everyone on the details of our press release. We’ve announced an agreement to acquire Hyperion through a cash tender offer. With the offer price at $52 a share, the total fully diluted equity value is $3.3 billion. But, taking into account Hyperion’s cash position of about $450 million, the net price to Oracle will be approximately $2.9 billion.
We do anticipated commencing the tender offer no later than the week of March 12th. And assuming that we make the required anti-trust filings on a timely basis, we expect to set the tender offer to expire in mid April. So, if more than 50% of the shares outstanding are tendered and the statutory waiting period has expired without further request, we’ll acquire the shares and assume control of Hyperion. The transaction should close, really, closely thereafter.
As you can imagine, we think this transaction is very attractive financially. The acquisition’s expected to be accretive to earnings on a non-GAAP basis by at least $0.01 in 2008, by at least $0.04 per share in fiscal 2009. On a GAAP basis, it’s likely to be modestly dilutive in fiscal 2008. In subsequent years, we expect the transaction to be accretive. I am going to provide more specific guidance on the impact to Q4 and beyond as we get closer to the closing of the transaction and we understand the timing a little bit better.
As Krista mentioned, we have just completed our quarter just a few hours ago. And given this, and the fact that we are in our quiet period, I’m not going to have any further color on the quarter and won’t be able to take any questions. But, we have scheduled our call for March 20th, and I look forward to talking to you then about that. Post closing, we’ll provide additional information including the anticipated goodwill and other charges, things like acquired intangible, etcetera.
In summary, this transaction is highly strategic and meets or exceeds our financial threshold, and it’s expected to provide a good return for our shareholders. [Hawk] will contribute to our stated long-term goal of 20% annual earnings growth, which as you know, we continue to exceed. Once integrated, Hyperion’s operation will also help us further expand our EBIT margins from their current levels. Finally, in terms of funding the transaction, we intend to finance the acquisition with our existing cash and with available commercial paper capacity.
So with that, let me turn the call over to Krista, and we’ll take a few questions.
Krista Bessinger - Oracle Corporation — VP — IR
Great, thank you. So operator, we have time for some questions, if you could please go ahead and have everyone queue up?
QUESTIONS AND ANSWERS
Operator
Thank you.
[OPERATOR INSTRUCTION]
     And we’ll go to Adam Holt, JPMorgan.

www.streetevents.com	Contact Us	4

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
Aron Schwartz - JPMorgan Chase & Co. — Analyst
Hi, this [Aron Schwartz] for Adam Holt, and thanks for taking my call. My first question is, maybe you could touch a little bit on where you see the clearest opportunities for cost synergies? And particularly, I’m just wondering about how you’re looking at integrating the sales teams as you’ve done a number of different things with front-end transactions Siebel and PeopleSoft?
Safra Catz - Oracle Corporation — President, CEO
We actually see — I don’t know if that’s for me for or Charles. The reality is that we see both revenue and some cost synergies. Really, it’s much more cost efficiencies than anything else. The reality is that we do expect to sell quite a bit more together than we do currently, apart — once we’re into full speed and not in a transition period. And we’ll have just greater efficiencies because of our significantly larger scale.
Charles Phillips - Oracle Corporation — President
On the sell side of it, we will create another dedicated sales force. So as you probably know, we already have CRM sales force, ERP, Middleware, Database, and we’ll be adding an enterprise performance management sales force. This is a large sales force that’s very focused on these products. They know it well, and we want to keep them all together, intact and let them continue to do what they’re doing.
Aron Schwartz - JPMorgan Chase & Co. — Analyst
Great. And a follow-up question if I could, will you plan to use the cash on your balance sheet to do this? Or, will you look at any changes there?
Safra Catz - Oracle Corporation — President, CEO
We’re going to be using the cash we’ve got. And like we have with some others, we’ve taken down commercial paper temporarily. And that’s what we’d do here. We’re not planning on taking on any long-term debt on this deal.
Aron Schwartz - JPMorgan Chase & Co. — Analyst
Okay, understood. Thanks for taking my questions.
Operator
And we’ll go next to Peter Kuper, Morgan Stanley.
Peter Kuper - Morgan Stanley — Analyst
Great, thanks very much. Charles, maybe specifically for you, I know in prior conversations, presentations, you had mentioned that Oracle had definitely planned to be the leader in BI by the end of the decade, 2010, I believe. As this clearly puts you on the path, does this accelerate that plan? Or, do we need to see a couple of, maybe fill-in acquisitions, to really solidify the opportunity here?

www.streetevents.com	Contact Us	5

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
Charles Phillips — Oracle Corporation — President
I think if we add up the numbers, the plan [may] already be completed, I think we probably are the leader in business intelligence already now with Hyperion. But, this certainly puts us on the right path. I can’t tell you how many customers said [you and Hyperion] should get together it’s just so complementary. So, the customers will say, “This makes so much sense, a no-brainer.” And I can’t tell you how excited the field organization’s going to be over this.
Peter Kuper — Morgan Stanley — Analyst
Okay, great. Thank you.
Operator
And we’ll go next to Heather Bellini, UBS.
Heather Bellini — UBS — Analyst
Hi, thank you. This question is for Safra. I just — this transaction does seem different in that with PeopleSoft and Siebel, I don’t think you specifically called out revenue synergies from the beginning. So, I guess the question is here, I think you guys have mentioned in the past, it takes about four to six quarters for the companies — for the acquisitions you’ve made to really start contributing to the top line. I was wondering, given the revenue synergies that you’re calling out, should we expect it to take less time than that for these companies to kind of rebuild their pipeline, and for the sales force to get refocused as the deal closes?
Safra Catz — Oracle Corporation — President, CEO
If the question’s for me — but Charles is going to have some input on this.
Heather Bellini — UBS — Analyst
Okay, great.
Safra Catz — Oracle Corporation — President, CEO
First of all, we have virtually no overlap with these folks, which is — we had some overlap with PeopleSoft, as you know and with Siebel, so there was adjustment, more so with PeopleSoft than anything else. So, that required the same sales force to figure out which products made the most sense for customers. In this case, we’re going with this product line. They’ve got a sales force. We’re keeping it intact. And after some transition period, and again we’re not sure when this deal is going to ultimately close, it depends on a few things that are not in our control. We do expect to get out — get out very quickly.
However, we’ve — in the guidance that I’ve given you, it is of course preliminary, we’ve taken a very, very conservative approach on the revenue synergy line because that’s our approach. But, I think that we should be able to be really up and running very quickly here.

www.streetevents.com	Contact Us	6

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
Charles Phillips — Oracle Corporation — President
Yes. I’d agree with that. And in addition to Safra’s point on less overlap and on also the fact that we can take the complete, up and running sales force with critical mass and just create a new sales force, as opposed to integrating it in with an existing one, redoing territories, breaking relationships, if you have product overlap, that’s what you have to do. This time, it’s all incremental. It’s an additional sales force. So, it’s a actually fairly clean integration process.
Heather Bellini — UBS — Analyst
Could I just ask a follow-up then? So, if based on both of your comments, should we assume that you’re not going to see the step down in license revenues that — I guess just using Siebel as a better barometer, like we saw there?
Charles Phillips — Oracle Corporation — President
Well, we don’t want to get into modeling at that level of detail, but we’re certainly optimistic about how this will play out.
Heather Bellini — UBS — Analyst
Okay, great. Thank you both.
Operator
We’ll go next to Jason Maynard, Credit Suisse.
Jason Maynard — Credit Suisse — Analyst
Hey Charles, can you maybe talk a little more about plans for Essbase and how you’re going to integrate that into current — Oracle’s current BI offering, both from a sales and product perspective?
Charles Phillips — Oracle Corporation — President
Well as you know, Essbase is the leading OLAP product on the market we believe, and that will be another [data] source, [where] we support for many of our other products. And we’ll also take the OLAP engine, and allows it to drill through to the Oracle database, which it can do today. So, a lot of that integration’s already been done. So, it’s a different store. We needed something very strong there. We had a small product there that had — that wasn’t that pervasive in the market. But, this is a best-in-breed product that solved the category of data store that we needed anyway. So, this is totally complementary.
Jason Maynard — Credit Suisse — Analyst
And how about from a sales perspective, — will the BI sales force from Hyperion tie into the Oracle BI overlay group?
Charles Phillips — Oracle Corporation — President
So, we were building a BI sales force focused on the tools side, and we will continue to do that. But, the Hyperion sales force sole-application — analytical applications and tools related to that, they will continue to do that. We will still have a general BI sales force who’ll go after Cognos and BOBJ and non-consolidation accounts.

www.streetevents.com	Contact Us	7

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
Jason Maynard - Credit Suisse — Analyst
Okay, thank you.
Operator
We’ll go next to Brent Thill, Citigroup.
Brent Thill - Citigroup — Analyst
Good morning. Just regarding the current overlap in the product suite with Siebel and your current Oracle product, can you just talk about — I think you mentioned there really is no overlap. I think you have guys have been talking about product here for a while.
Charles Phillips - Oracle Corporation — President
Well, what we’ve been talking about is an analytic server for instance in tools to generate reports. And we did not have — we weren’t very strong in planning and budgeting. We had a small product that had not done well, so we bought the category leader there, and same thing on the consolidation engine. We were building a product, but never really got that off the ground. So, you can think of it as, we were building the infrastructure. These are the related analytic applications and the tools that are highly complementary.
Brent Thill - Citigroup — Analyst
And just as a follow-up, can you just talk about the timing of the transaction? There have been some concerns on the street over slowing organic application growth.
Safra Catz - Oracle Corporation — President, CEO
I don’t know how — let me take that. The timing of this transaction is — as I laid out to you, it’s somewhat dependent on the regulatory agencies. And that — I think a good estimate would mid April, but it could drag out a little bit longer. It would be outside of our control. As far as comments about our quarter or anything like that, you’re going to have to wait for that for —until March 20th.
Brent Thill - Citigroup — Analyst
Safra, I guess my question was just in terms of the timing of doing the deal now. What were — were there any particular drivers that drove it to happen now?
Safra Catz - Oracle Corporation — President, CEO
No. I don’t know if Godfrey wants to comment on that. But for us, we’ve done a number of deals. I think this is our — what, 30th deal in the past three years. So, this one’s 30.

www.streetevents.com	Contact Us	8

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
Charles Phillips - Oracle Corporation — President
Yes.
Safra Catz - Oracle Corporation — President, CEO
It could just as well have been 29 or 31.
Charles Phillips - Oracle Corporation — President
And the timing is more than negotiation cycle and wrestling Godfrey to the ground, so —.
Safra Catz - Oracle Corporation — President, CEO
That’s convincing.
Godfrey Sullivan - Hyperion Solutions Corporation — President, CEO
Yes, wherever I go around the globe and talk to our customers, they may run their business on Oracle or SAP, but they manage their business Hyperion. It’s a completely complementary product line, and our Oracle customers, specifically, will be ecstatic with this announcement. I think the synergies between the two companies, and really how often we cooperate in the marketplace in large accounts today, it makes perfect sense for us to get together. So, I think the timing’s fantastic.
Brent Thill - Citigroup — Analyst
Thank you.
Operator
We’ll go next to Steve Ashley, Robert Baird.
Steve Ashley - Robert W. Baird & Co. — Analyst
I’m sorry if this question is redundant, but what products does Oracle offer today in the BI tools segment of the BI market?
Charles Phillips - Oracle Corporation — President
So, we have a product stack called Oracle Business Intelligence Enterprise Edition or OBIEE. I know it’s a long name. And if you will recall, we picked up a very strong analytic product line with the Siebel acquisition. And that has formed the basis of that product line, so an analytic server with consistent metadata across all data sources, and then a series of very nice tools for creating reports and dashboards that are consistent across all the different data publishing sources as well. So, that’s what we have today, the infrastructure piece.
And what we did not have or not — weren’t very strong in, are these analytic applications such as consolidation and planning and budgeting and/or the OLAP engine, which is the analytical tool you need to analyze multidimensional data.

www.streetevents.com	Contact Us	9

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
Steve Ashley - Robert W. Baird & Co. — Analyst
Perfect, thank you.
Operator
Go next to John DiFucci, Bear, Stearns.
John DiFucci - Bear Stearns & Co. — Analyst
Yes. Following up on the question on overlap, what happens to the PeopleSoft EPM product you have and the customer base there? We’ve been hearing some pretty good things about that product.
Charles Phillips - Oracle Corporation — President
Well, we had already been updating that product to uptake the analytical foundation that I just described from the Siebel product line, so that was evolving anyway. That will all become part of this division that we’re creating, Enterprise Performance Management. So, in addition to the products that we have today, that sales force would not have additional analytical products that are specific to us, specific ERP systems.
John DiFucci - Bear Stearns & Co. — Analyst
Okay, thanks.
Operator
We’ll go next to Kirk Materne, Banc of America Securities.
Kirk Materne - Banc of America Securities LLC — Analyst
Thanks. Just two questions for Charles, real quickly, Charles, any impact on sort of just Fusion development around with this acquisition? And then second question is, obviously Hyperion has a strong presence in the CFO office. I guess, how important was that to you as you looked at doing this acquisition in terms of being able to get there on your own versus bringing these guys in?
Charles Phillips - Oracle Corporation — President
The — no impact on fusion. The development organization is [going] under Thomas Kurian, who’s not associated with the Fusion application. He’s obviously built the Fusion Middleware, but that already exists, so no really impact there.
On the — your second question about the CFO-focused sales force, that was an attraction, because there are a lot of other applications that we have and tools the we can sell into the CFO’s office, namely compliance and governance applications and content management, things the CFO drives. And that’s — important relationships for IT buying in general, because normally, the CIO reports to the CFO, so having that relationship was important. So, that was certainly another positive checkpoint that we looked at.

www.streetevents.com	Contact Us	10

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
Kirk Materne - Banc of America Securities LLC — Analyst
Thanks, very much.
Krista Bessinger - Oracle Corporation — VP — IR
And I think we have time for just one more question.
Operator
Okay. And we’ll go to Kash Rangan, Merrill Lynch.
Kash Rangan - Merrill Lynch — Analyst
Hi, thank you very much. Congrats on the [transaction]. One question for you, Safra, on the financial side, I was just looking at our Hyperion model that got roughly 17%, 18% operating margin. I know that’s kind of roughly consistent with the operating margin structure that PeopleSoft, Siebel, and you were able to integrate them without really impacting your margins.
What’s your strategy to do the same here, because your operating margins are considerably —? Or, I know that you don’t think of this as cost reduction merger, but more of a revenue synergy merger. How should we think about the risk profile of your margin structure, especially with an acquisition like this now of [puts and takes]?
Safra Catz - Oracle Corporation — President, CEO
Well, don’t overplay that revenue synergy, not cost also. I want you to understand, we run just a much, much more efficient operation here because of our really massive scale. And there are going to be some very, very significant efficiencies that are just the things you would expect. We hold one of the largest computer trade shows in the world with 42,000 folks. Now, we make money doing that show. And so, imagine, even though of course, until the deal closes and Hyperion actually has their big show next month I think —.
Godfrey Sullivan - Hyperion Solutions Corporation — President, CEO
April.
Safra Catz - Oracle Corporation — President, CEO
April.
Godfrey Sullivan - Hyperion Solutions Corporation — President, CEO
It’s in April.
Safra Catz - Oracle Corporation — President, CEO
So, and that will continue. But following years, all those folks will be at Oracle OpenWorld. And that will be — instead of something that costs them money, something that makes us money. So, it’s just the overall operation that we run. We have a very large organization in support, in really every — in every area, and we just have much, much more efficient business. So, don’t assume

www.streetevents.com	Contact Us	11

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion
that there won’t be cost savings, because there will be. Just — and we also expect revenue synergies once we’re past the transitional period.
Kash Rangan - Merrill Lynch — Analyst
Good. And then for Charles and Godfrey, just a final question, I know that [software analysts who launch] many of these acquisitions, although you guys have done a better job than most software companies, the concern that most investors would have is the ability to retain sales people, marketing people, management from acquired companies, etcetera. How should we think about any special retention plans, especially since you’re creating this BI-based sales force that’s going to be standalone? What are you doing exactly to retain these people, ensure that they’re able to deliver the revenue targets to you guys? Thanks.
Godfrey Sullivan - Hyperion Solutions Corporation — President, CEO
Just a quick story for you, first of all, I think our field organization is going to be thrilled to know that the good relationships they have with Oracle around the world today are now expanded exponentially in terms of our ability to cooperate and work together, post closing. Now, we had a CIO speak to our Americas management team just a week or two ago. And as they asked her what would be her dream situation here in the industry, she said, “Well, you and Oracle should get together, Hyperion and Oracle.” She said, “That’s my dream combination.”
You’d be surprised how many customers will be excited about this news. And therefore, field sales people, services and support people will be excited about this news. This is a natural thing happening here from a customer viewpoint. And so, I believe that will, more than anything else, be a positive impact on retention, not a negative one.
Charles Phillips - Oracle Corporation — President
That’s right. We’re just learning over time. You can’t just pay people to stay. They have to believe in the strategy and see the opportunity. And in this case, I don’t think there’ll be any problem. They’ll want to stay.
Krista Bessinger - Oracle Corporation — VP — IR
Great. So, thank you every one for participating in today’s call. A telephone replay will be available for 24 hours. And that replay number is 719-457-0820 with pass code 1946731. You can also access the webcast replay on the Oracle Investor Relations website, and that will be available through the close of market on March 8th. So thank you, and with that, I’ll turn it back over to the operator to close.
Operator
Thank you, and this does conclude today’s conference. Thank you for your participation. You may now disconnect.

www.streetevents.com	Contact Us	12

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Mar. 01. 2007 / 8:30AM, ORCL — Oracle Buys Enterprise Performance Management Leader Hyperion

DISCLAIMER
Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
©2007, Thomson Financial. All Rights Reserved.

www.streetevents.com	Contact Us	13

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.
*****
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. HYPERION WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM HYPERION OR FROM ORACLE.